The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE SECOND EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2003

Sinopec Corp. and all members of the board of directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

The Special Resolutions set out in the notice convening the EGM relating to the issue of the corporate bonds were duly passed on 15 October 2003.

The Second Extraordinary General Meeting for the year 2003 (the “EGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) was held at Sinopec Corp.‘s Offices at 6A Huixindong Street, Chaoyang District, Beijing, the People’s Republic of China (“PRC”) on Wednesday, 15 October 2003 at 9:00 a.m. 8 shareholders and authorised proxies holding an aggregate of 77,723,311,551 shares carrying voting rights of Sinopec Corp., representing 89.64% of the total voting shares of Sinopec Corp., were present at the EGM. This shareholding proportion was in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of Sinopec Corp. The EGM was chaired by Mr Chen Tonghai, Chairman. After consideration and voting by the shareholders and authorised proxies, the following resolutions were passed at the EGM as special resolutions:

Special Resolutions:

1.	Sinopec Corp. be and is hereby approved and authorised, within 12 months from the date of passing of this resolution, to issue, according to the following proposal (the proposal for the issue of the 03 Sinopec Bonds shall be in accordance with the Offering Prospectuses finally approved by the National Development and Reform Commission (“NDRC”)), corporate bonds to citizens holding valid and legal proof of identity of the PRC and PRC legal persons, save for those who are prohibited by PRC laws or regulations from subscription (this resolution is conditional on the final approval of the NDRC):

(i)	Title of the bonds:	2003 Sinopec Corporate Bonds (the “03 Sinopec Bonds”)

(ii)	Total issuing amount:	RMB3.5 billion Bonds”)

(ii)	Total issuing amount:	RMB3.5 billion Bonds”)

(iii)	Bond maturity:	15 years or 20 years (single category)

(iv)	Issue price:	According to the par value of the bonds

1

(v)	Coupon rate:	Fixed rate with interests being paid annually. The reasonable range of interest rates are preliminarily estimated to be between 4.14% to 4.34% per annum (15 years) and 4.29% to 4.49% per annum (20 years), subject to the final approval of the People’s Bank of China

(vi)	Form of bonds:	The 03 Sinopec Bonds will be booked under the real names of the investors and in the form of depository certificates universally printed by China Government Securities Depository Trust & Clearing Co., Ltd.

(vii)	Interest and principal repayment:	The 03 The interest will be paid annually. The principal will be repaid together with the last instalment of interest

(viii)	Target subscribers:	Citizens holding valid and legal proof of identity of the PRC and PRC legal persons (save for those who are prohibited by PRC laws or regulations from subscription)

(ix)	Scope of issuance:	Available to the public of the PRC

(x)	Reason for bond issuance:	The issuance of the 03 Sinopec Bonds in the PRC can broaden financing channels and reduce financing costs

(xi)	Use of proceeds:	To fund the construction of pipelines for imported crude oil in Ningbo-Shanghai-Nanjing and refined oil products in the southwestern region of the PRC, as well as projects for the improvement of the adjustment technology of the structure of synthetic resin products and the adjustment technology for raw materials of chemical fertilizers

(xii)	Guarantor:	China Petrochemical Group Company (being the controlling shareholder of Sinopec Corp.), which shall receive RMB3.5 million from Sinopec Corp. as the consideration for providing the guarantee for the whole term of the issue of the 03 Sinopec Bonds. The guarantee shall be obtained by Sinopec Corp. from China Petrochemical Group Company on normal commercial terms and in the ordinary and usual course of business of Sinopec Corp.

(xiii)	Listing of bonds:	Application(s) be made immediately after the offering of the 03 Sinopec Bonds is completed to the China Securities Regulatory Commission and the Shanghai Stock Exchange for the listing on the Shanghai Stock Exchange

The above resolution was passed with 77,722,733,654 shares voting for the resolution and 82,885 shares voting against the resolution, representing 99.99989% and 0.00011%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM.

2

2.	The board of directors of Sinopec Corp. be and is hereby authorised to deal with all matters in connection with the issuance of the 03 Sinopec Bonds, including but not limited to:

(a)	exercising all the powers of Sinopec Corp. to determine the timing and the terms of the issue of the 03 Sinopec Bonds;

(b)	formulating the offering prospectuses for the 03 Sinopec Bonds;

(c)	signing material contracts in connection with the use of proceeds from the issue of the 03 Sinopec Bonds; and

(d)	dealing with all other matters in connection with the issue of the 03 Sinopec Bonds.

The above resolution was passed with 77,723,068,701 shares voting for the resolution and 242,850 shares voting against the resolution, representing 99.99969% and 0.00031%, respectively, of the total number of voting shares held (represented) by the shareholders (authorised proxies) present at the EGM.

Ms Li Liping, PRC lawyer from Haiwen & Partners, attended the EGM and issued a legal opinion that the calling of the EGM, the procedures for the holding of the EGM, the procedures for voting at the EGM and the eligibility of the persons who attended the EGM are in compliance with the relevant laws and regulations and the Articles of Association of Sinopec Corp., and the resolutions passed at the EGM are lawful and valid.

According to the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A shares of Sinopec Corp. on Shanghai Stock Exchange was suspended from 15 October 2003 and will be resumed from 16 October 2003.

Although the above resolutions were passed, the issue of the 03 Sinopec Bonds is still subject to the final approval of the NDRC. The timing of the issue shall be subject to the final approval of the NDRC, as well as the bond market conditions in the PRC. Further announcement will be made by Sinopec Corp. when the final approval of the NDRC has been obtained, maturity period and the coupon rate of the 03 Sinopec Bonds have been fixed and when further details of such projects and the breakdown of the use of proceeds of the Bond Issue are available.

By Order of the Board
Chen Ge
Secretary to the Board of Directors

Beijing, PRC, 15 October 2003

3